UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.    Form 20-F   ☒    Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

On April 9, 2013, Cencosud S.A. (“Cencosud” or the “Company”), pursuant to Chilean Law, issued a Notice to Shareholders (an English translation of which is attached hereto as an exhibit) announcing that it will convene an Ordinary Shareholders’ Meeting on April 26, 2013.

This report on Form 6-K contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations, or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodelings; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

[Summary English Translation]

CENCOSUD S.A.

Publicly-Held Corporation

REGISTERED ON THE SECURITIES REGISTRY NO. 743

NOTICE OF CONVOCATION OF ORDINARY SHAREHOLDERS’ MEETING

Santiago, Chile, April 9, 2013

Dear shareholder:

I am pleased to inform you that the board of directors of Cencosud S.A. (the “Company”) has decided to convene an Ordinary Shareholders’ Meeting of the Company to be held on Friday, April 26, 2013, at 9:00 am, at the Cinemark Cinema Complex of Alto Las Condes, located at Avenida Presidente Kennedy No. 9001, commercial space 3092, borough of Las Condes, Santiago, Chile.

The meeting has been convened in order to address the following matters:

1.	Analysis of the situation of the Company and the external auditors’ report; approval of the annual report, balance sheet, financial statements and external auditors’ report of the Company for the year ended December 31, 2012;

2.	Distribution of net income and dividends for 2012; the board of directors is proposing a payment of Ch$20.59906 per share to be paid starting May 15, 2013;

3.	Presentation of dividend policy;

4.	Determination of compensation for members of the board of directors for 2013;

5.	Election of members of the board of directors;

6.	Determination of compensation of members of the board committee and its budget for operating expenses and expenses related to advisors for 2013;

7.	Information on the expenses of the board of directors and the board committee during 2012;

8.	Appointment of external auditors for 2013;

9.	Appointment of risk rating agencies for 2013;

10.	Examination of matters reviewed by the board committee and resolutions taken by the board of directors to approve transactions with related parties referred to in Article 146 of the Stock Corporations Law, with specific reference to the directors who approved them;

11.	Provide information on the activities performed by and management of the board committee in 2012; examination of proposals made by the board committee that were discarded by the board of directors;

12.	Designation of newspaper for publication of legal notices; and

13.	General discussion of other matters of corporate interest and relevance to the Ordinary Shareholders’ Meeting.

Copies of all documents relating to the matters to be voted on at the Ordinary Shareholders’ Meeting may be requested by shareholders at the offices of Cencosud S.A., located at Avenida Presidente Kennedy No. 9001, sixth floor, borough of Las Condes, Santiago, Chile. These materials will also be made available starting April 9, 2013 on the Company’s website (www.cencosud.cl), under the “Relevant Information” item in the “Investors” section, following access instructions.

Cencosud S.A. will also make available copies of its balance sheet and 2012 annual report to shareholders and the general public on its website at www.cencosud.cl. A reasonable amount of copies of the 2012 annual report and balance sheet for the year ended December 31, 2012 will be available at the offices of the Company located at Avenida Presidente Kennedy No. 9001, sixth floor, borough of Las Condes, Santiago, Chile.

The audited consolidated annual financial statements of Cencosud S.A. for the year ended December 31, 2012 and the explanatory notes related thereto and relevant external auditors’ report thereon will be made available starting April 9, 2013 to shareholders and the general public on the Company’s website at www.cencosud.cl.

Shareholders registered in the Company’s shareholder registry as of midnight on the fifth business day preceding the meeting (April 20, 2013), are entitled to participate in the Ordinary Shareholders’ Meeting. Powers of attorney will be verified on the same day as the meeting, beginning at 8:00 am, if necessary.

Daniel Rodríguez Cofré

General Manager

Cencosud S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Daniel Rodríguez Cofré
Name: Daniel Rodríguez Cofré Title: General Manager

Date: April 10, 2013